UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*



                                Indiginet, inc.
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                                (Name of Issuer)



                           Common Stock, no par value
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                         (Title of Class of Securities)



                                   45567Q 201
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                                 (CUSIP Number)



                                 Mr. Mark Ellis
                    4 Park Plaza, Suite 800, Irvine, CA 92614
                                 (949) 474-1500
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                               February 24, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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

                                  SCHEDULE 13D

CUSIP No. 45567Q 201

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1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

    Mark Ellis
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]
    (b) [ ]
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3.  SEC USE ONLY

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4.  SOURCE OF FUNDS (See Instructions)
    PF
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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
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                7.  SOLE VOTING POWER            271,000,000

                ----------------------------------------------------------------
   NUMBER OF
    SHARES      8.  SHARED VOTING POWER          0
 BENEFICIALLY
   OWNED BY     ----------------------------------------------------------------
     EACH
   REPORTING    9.  SOLE DISPOSITIVE POWER       271,000,000
    PERSON
     WITH       ----------------------------------------------------------------

                10. SHARED DISPOSITIVE POWER     0

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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     271,000,000
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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES (See Instructions)                                        [ ]

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    71.99%
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14. TYPE OF REPORTING PERSON

    IN
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


ITEM 1. SECURITY AND ISSUER

     This statement on Schedule 13D relates to the common stock no par value per share of Indiginet, Inc., a Florida corporation ("Indiginet"), whose principal executive office is located at 5000 Birch Street, Suite 3000, Newport Beach, California 92660.


ITEM 2. IDENTITY AND BACKGROUND

     The reporting person is Mark Ellis ("Mr. Ellis"). Mr. Ellis is the Chief Executive Officer of Indiginet. The principal business address for Mr. Ellis is 4 Park Plaza, Suite 800, Irvine, California 92614. The principle business address for Indiginet, Inc. is 5000 Birch Street, Suite 3000, California 92660. Mr. Ellis is a citizen of the United States.

     Within the past five years, Mr. Ellis has neither been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been subject to a judgment, decree or final order enjoining future violations or, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On February 24, 2003, Indiginet, Mr. Ellis and Jeffrey Black ("Seller") entered into a Share Purchase Agreement (the "Purchase Agreement") providing for the purchase by Mr. Ellis of 271,000,000 shares of Indiginet common stock, no par value, held by Seller for a total purchase price of $20,000. The terms of the purchase and sale are described in detail in the Purchase Agreement, filed as Exhibit 10.1 to Indiginet's Current Report on Form 8-K filed on March 10, 2003 which is incorporated herein in its entirety where such references and descriptions appear.


ITEM 4. PURPOSE OF TRANSACTION

     Upon consummation of the transactions contemplated under the Purchase Agreement, Mr. Ellis became the controlling shareholder of Indiginet, Inc. Following the transaction, Mr. Ellis was appointed the Chief Executive Officer and the sole director of Indiginet.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Under the Purchase Agreement, Mr. Ellis acquired beneficial ownership of 271,000,000 shares of Common Stock of Indiginet, which constitute approximately 71.99% of the issued and outstanding shares of Indiginet common stock as of February 24, 2003. The reporting person will have the sole power to vote and dispose of all 271,000,000 shares and no shares will be subject to shared power to vote or dispose. Except as set forth in this statement, the reporting person has not engaged in any transactions in common stock of Indiginet during the past sixty days.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Not Applicable.



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



ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.    Description
-----------    -----------

2.1 Share Purchase Agreement dated as of February 24, 2003 by and among Indiginet, Inc., a Florida corporation, Mark Ellis and Jeffrey Black (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Indiginet, Inc. on March 10,
               2003).










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



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




March 7, 2003
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Date


/s/ Mark Ellis
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Signature


Mark Ellis / Chief Executive Officer
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Name/Title














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